Mail Stop 03-05
								June 28, 2005

Harry N. Vafias
StealthGas Inc.
331 Kifissias Avenue
Athens, Greece

Re:	StealthGas Inc.
	Amendment No. 1 to the Registration Statement on
      Form F-1
	Confidential filing, filed on June 15, 2005

Dear Mr. Vafias,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies - Revenues and Expenses, page 49
Note 2:   Accounting for Revenues and Expenses, page F-12
1. We note your response to prior comment 23. Please disclose that a change to an acceptable method would not have a material impact on the historical financial statements and also assert that a revised method in conformity with the guidance in EITF 91-9 will be used in future reporting periods if a material change does result. This evaluation and disclosure should be made in both annual and interim reporting periods.



Financial Statements - Gaz De Brazil Inc., page F-43
2. In the amended Form F-1, please provide audited financial statements for the fiscal year 2004 (i.e. October 12, 2004 through December 31, 2004) for Gaz De Brazil with the applicable audit report. Refer to the guidance in Item 4 of the Form F-1 and Rule 3-
05 of Regulation S-X.  Please revise accordingly.

Other
3. Please revise the Index to the Financial Statements (page F-1) so that each of the financial statements contain appropriate page numbering consistent with financial statements.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Theresa Messinese at (202) 551-3307 or
Michael
Fay (202) 551- 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Stephen P. Farrell, Esq.
      Morgan, Lewis & Bockius LLP
      (212) 309-6001
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Harry N. Vafias
StealthGas Inc.
June 28, 2005
Page 1